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March 27, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-1004

Attention: Laura Hatch

RE:	The Gabelli Dividend & Income Trust
(File Nos. 333-174285 and 811-21423)

Ladies and Gentlemen:

Electronically transmitted herewith for filing on behalf of The Gabelli Dividend & Income Trust (the “Fund”) is the Fund’s registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933 and the Investment Company Act of 1940.

The Fund represents that its Registration Statement is substantially similar to Post-Effective Amendment No. 2, filed January 10, 2013, to the Fund’s current shelf registration statement (File No. 333-175701) and that the only substantive changes made to the disclosure contained in Post-Effective Amendment No. 3 to the Fund’s current shelf registration statement are as follows:

o	Audited financial statements and the notes thereto and selected financial data has been revised as of the Fund’s the year ended December 31, 2012.
o	The tax disclosure was revised to show current regulatory conditions.
o	Disclosure regarding CFTC Rule 4.5 and such matter.
o	Other minor factual updates.

As such, the Company hereby requests expedited review of its Registration Statement. If you have any questions, please contact me at (416) 777-4727 or Richard Prins at (212) 735-2790.

Very truly yours,

/s/ Steven Grigoriou
Steven Grigoriou, Esq.